EXHIBIT 99.1
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[GRAPHIC OMITTED]                                                   NEWS RELEASE
[LOGO - IPSCO]

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FOR IMMEDIATE RELEASE

           IPSCO ANNOUNCES PRICING OF A PROPOSED PRIVATE PLACEMENT OF
                                  SENIOR NOTES

[LISLE, ILLINOIS] [June 13, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) announced today it has priced a private offering of US $200 million of 8.75% Senior Unsecured Notes due 2013. The closing of the offering is expected to take place on June 18, 2003.

The notes will be offered at par and will result in net proceeds, before transaction costs, of approximately US$195.5 million. IPSCO will use the net proceeds to repay debt under its credit facility, to redeem its 10.58% Unsecured Notes, and for general corporate purposes. IPSCO may also use a portion of this offering to redeem its preferred shares when they become callable on May 15, 2004.

The Senior Notes have not been registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent such registration or an applicable exemption from registration requirements. The issuance will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in compliance with Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security, nor shall there be any sale of the Senior Notes in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to registration or qualification under applicable securities laws.

IPSCO is a North American steel producer incorporated in Canada with steel works in Regina, Saskatchewan; Montpelier, Iowa; and Mobile County, Alabama having a combined annual designed capacity of 3,500,000 tons and with coil processing facilities in Regina, Saskatchewan; Surrey, British Columbia; St. Paul, Minnesota; Toronto, Ontario; and Houston, Texas. IPSCO also manufactures high strength steel and pipe and operates pipe mills at six locations in Canada and the United States, which provide a wide range of tubular products including oil and gas well casing and tubing, line pipe, standard pipe and hollow structurals.


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Company Contact:
John Comrie, QC
Director of Trade Policy and Communications
Tel. (630) 810-4730
Release #03-16

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